Exhibit 99.1

ACHILLES THERAPEUTICS PLC

(the “Company”)

245 Hammersmith Road

London W6 8PW

United Kingdom

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number: 13027460)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have recently sold or transferred all of your shares in the Company, you should hand this document and all accompanying documents, as soon as possible, to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

26 May 2021

Dear Shareholder,

2021 Annual General Meeting of Achilles Therapeutics plc (the “AGM” or “Meeting”)

We are pleased to provide details of the AGM of Achilles Therapeutics plc (the “Company”) to be held as a physical meeting at 17:00 UK time (12:00 Eastern Time) on Monday, 28 June 2021 at 245 Hammersmith Road, London W6 8PW, United Kingdom. The formal notice of AGM set out in this document (the “Notice of AGM”) at pages 10 to 12 contains the shareholder resolutions to be proposed and voted on at the AGM.

Impact of COVID-19

In light of the Covid-19 pandemic and the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings, the arrangements and format of the AGM have been organised this year in order to protect the health and wellbeing of shareholders and other attendees.

Accordingly, the Company will make arrangements such that the legal requirements to hold the AGM can be satisfied through the attendance of the minimum number of people required to form quorum. It is with regret that shareholders are requested not to attend the Meeting.

For the purposes of the AGM, a quorate meeting will be formed by one or more qualifying persons present at a meeting and between them holding at least 33 1⁄3 percent in number of the issued shares. A “qualifying person” is an individual who is a member, a person authorised to act as the representative of a member (being a corporation) in relation to the meeting, or a person appointed as proxy of a member in relation to the meeting.

This means that, as things currently stand, shareholders are not allowed to attend the AGM in person and all shareholders should appoint a proxy to ensure that the AGM is quorate and to vote on the proposed resolutions. Any shareholder seeking to attend the AGM in person will be refused entry. We strongly encourage you to vote by proxy as described below so that your vote can be counted.

The situation with respect to COVID-19 is constantly evolving and we are actively monitoring the situation as part of our effort to maintain a healthy and safe environment at the AGM. If the arrangements for our AGM need to change materially, we will announce details of any updates or changes on our website at www.achillestx.com.

Shareholder engagement

We appreciate that the AGM is your opportunity to receive an update on the Company and ask questions of the board of directors (the “Board”). To support engagement with our shareholders in these exceptional circumstances, it is our intention to live stream the Meeting by webcast and to enable questions relating to the AGM resolutions to be submitted in advance of the Meeting.

The webcasting arrangements will allow shareholders to hear from the Company and follow the business of the AGM on their computer, tablet or smart phone from their location of choice, although this will not constitute formal attendance at the Meeting. If you wish to attend the webcast of the AGM, please email your name (and name of the shareholder or ADR holder you represent, if applicable), address and email ID to shares@achillestx.com with ‘2021 AGM broadcast’ in the title line by no later than 17:00 UK time (12:00 Eastern Time) on 14 June 2021. Further details on how to access the webcast are set out on page 12 of this Notice of AGM.

The proposed running order of the Meeting is set out below (all times UK time):

17:00 – 17:10	Welcome and open Meeting
17:10 – 17:40	Presentation by the Chief Executive Officer
17:40 – 18:00	Q&A
18:00	Close of Meeting

Shareholder questions

Shareholders are invited to submit their questions in advance by sending an email to shares@achillestx.com with ‘AGM question’ in the title line by 17:00 UK time (12:00 Eastern Time) on 14 June 2021.

We would like to respond to as many shareholders’ questions as possible and therefore we will answer questions during the Meeting in a way that aims to best recognise the interests of all shareholders. To assist with this, we ask that you help us to facilitate access from as many shareholders as possible by limiting the number of questions and keeping your questions succinct, focused on and relevant to the business of the Meeting. In the interests of transparency for all shareholders, responses to questions not able to be addressed during the Meeting will be available on our website as soon as practicable following the AGM.

Voting

We are holding our AGM as a physical meeting and are therefore unable to offer shareholders online voting facilities during the AGM. It is important that shareholders do still cast their votes in respect of the business of the AGM. We encourage all shareholders to complete and return a proxy form appointing the Chairman of the Meeting, as proxy. This will ensure that your vote will be counted irrespective of any attendance restrictions. Further information on how to appoint a proxy is detailed on pages 11 and 12 of this Notice of AGM. In order to allow the voting preferences of all shareholders to be taken into account, a poll will be conducted on all resolutions proposed in this Notice of AGM. The results of the voting will be posted on the Company’s website as soon as practicable after the Meeting.

Action to be taken

Ordinary Shareholders

If you are a holder of ordinary shares in the Company, please vote on the resolutions by appointing a proxy in accordance with the instructions set out at pages 11 and 12 of this Notice of AGM. A form of proxy for use by ordinary shareholders at the AGM is enclosed.

You are encouraged to appoint the Chairman of the AGM as your proxy. If you appoint any other person other than the Chairman of the AGM as your proxy, that person will not be allowed to attend the AGM. Further details are set out on page 12 of this Notice.

You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registered office (245 Hammersmith Road, London W6 8PW) marked for the attention of the Company Secretary as soon as possible, but in any event no later than 17:00 (UK time) (12:00 Eastern Time) on Thursday, 24 June 2021. CREST members who wish to appoint a proxy or give an instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual.

If at any point you require guidance, please contact Daniel Hood, Company Secretary, by telephone at +44 (0) 204 534 1996 or shares@achillestx.com.

ADS Holders

If you are a holder of ADS in the Company, please vote on the resolutions in accordance with the instructions set out at page 8 of this Notice of AGM. A form of proxy for use by ADS holders will be sent to the brokerage firm, bank or nominee through which you hold your ADS.

Class A Non-voting Ordinary Shareholders

As per the Company Articles of Association you are receiving this notice for information but do not have any right to cast a vote on the matters to be considered at the Meeting. You are entitled to submit questions to the Company in accordance with the instructions set out above.

Recommendation

You will find on pages 5 to 7 of this document an explanatory note in relation to each of the various resolutions which are set out in the Notice of AGM. Your Board consider that the proposed resolutions in the Notice of AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Board unanimously recommend that shareholders vote in favour of the resolutions.

Thank you for your ongoing support of Achilles Therapeutics.

Edwin Moses

Chairman

EXPLANATORY NOTES TO THE BUSINESS OF THE AGM

Resolutions 1 to 8 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of each resolution. Resolution 9 is proposed as a special resolution. This means that in order for Resolution 9 to be passed, 75% or more of the votes cast must be in favour of it.

ORDINARY BUSINESS

Resolutions 1 to 6: Re-election of directors

In accordance with the Articles of Association, at each AGM, every one of the Company’s director shall retire from office. A retiring director may offer themselves for re-appointment by the shareholders and a director that is re-appointed to office will be treated as continuing in office without a break. In accordance with this requirement, the following directors retire and offer themselves for re-election as directors:

Resolution 1

Edwin Moses

Non-Executive Director and Chairman of the Board

As a CEO for a total of almost 20 years, Edwin built two businesses (Oxford Asymmetry International plc and Ablynx nv), led their successful IPOs on the LSE, EuroNext and NASDAQ and raised over €500M in equity and debt financing. He ran the sales process for each company generating values of £316M and €3.9Bn respectively. At Ablynx, Edwin ensured that the novel Nanobody technology platform was used to build a broad product pipeline, including Cablivi™ which was recently approved for use in both Europe and the USA. In addition, he helped secure pharmaceutical collaborations with a potential value of >€10Bn. Edwin has expertise in high value service provision to the pharmaceutical industry and in drug discovery and development, with more than 25 years of Board level experience in over 20 companies. He is currently Chairman of Achilles Therapeutics plc, Avantium NV, LabGenius Ltd and Sensorion SA, as well as being an Operational Partner at Keensight Capital.

Resolution 2

Iraj Ali

Executive Director and Chief Executive Officer of the Company

Iraj has been Chief Executive Officer of Achilles Therapeutics since 2018. Previously he served as a Managing Partner of Syncona Ltd. During his tenure at Syncona he served as an investment partner and Board member of Nightstar Therapeutics and Blue Earth Diagnostics. Prior to that he was an Associate-Principal at McKinsey & Company where he was involved in several major pharmaceutical launches across developed and emerging markets. He has also held roles in scientific research: EMBO Research Scholar (UCSC), Drug Discovery Scientist (RiboTargets, Cambridge). Iraj has a PhD in Biochemistry from Cambridge University.

Resolution 3

Carsten Boess

Non-Executive Director

Carsten brings almost 30 years of experience in senior roles in pharmaceutical and biotech organisations. He currently serves on the Boards of Directors at Rocket Pharmaceuticals Ltd. and Avidity Biosciences, Inc., and is Chair of the Audit Committee of both companies. Previously he served as Executive Vice President, Corporate Affairs at Kiniksa Pharmaceuticals, where he also held the role of Chief Business Officer. Prior to that he served as Senior Vice President and Chief Financial Officer at Synageva Biopharma Corporation until its acquisition by Alexion Pharmaceuticals in 2015. Carsten also served in a number of roles at Insulet Corporation, including as Chief Financial Officer and Vice President of International Operations. He was also Executive Vice President of Finance for Serono Inc., and prior to that he served as Chief Financial Officer at Alexion Pharmaceuticals, and was a finance executive at Novozymes of North America and Novo Nordisk in France, Switzerland and China. During his tenure at Novo Nordisk he served on Novo Nordisk’s Global Finance Board.

Resolution 4

Derek DiRocco

Non-Executive Director

Derek is a principal on the Investment Team at RA Capital Management, LLC, a multi-stage investment manager dedicated to evidence-based investing in healthcare and life sciences, including companies developing novel drugs, medical devices, and diagnostics. Derek works on both public and private investments and serves as a board director for 89Bio, Ltd. Previously, Derek covered solid tumor oncology landscapes. Derek holds a BA in Biology from Holy Cross College and a PhD in Pharmacology from the University of Washington. He conducted his postdoctoral research at Brigham and Women’s Hospital/Harvard Medical School, where he researched the role of the Wnt signaling pathway in mouse models of kidney disease and was part of a team that discovered a stem cell subtype responsible for solid organ fibrosis.

Resolution 5

Michael Giordano

Non-Executive Director

Michael brings more than 15 years of experience leading pharmaceutical research and development organisations. Most recently, he served as Senior Vice President and Head of Development, Oncology and Immuno-Oncology for Bristol-Myers Squibb where he was responsible for the development strategy of the enterprise for this therapeutic area, as well as direction for eight teams working on innovative medicines to improve the standard of care for patients, including Opdivo®, Yervoy®, Empliciti™, and Sprycel®. Prior to this role, Michael held positions of increasing responsibility within the research and development organisation, leading the development of more than a dozen molecules in the United States, the European Union and Asia. Before joining BMS, he served as Assistant Professor of Medicine and Founding Director of the Cornell Clinical Trials Unit, a National Institutes of Health and Industry supported AIDS clinical trials center at New York Hospital-Cornell University Medical Center. Michael holds two other Board positions; FLX Bio Inc and Epizyme, Inc.

Resolution 6

Julie O’Neill

Non-Executive Director

Julie is a business professional with more than two decades of executive experience in senior leadership roles. She was previously Executive Vice President, Global Operations at Alexion Pharmaceuticals. where she led the Global Operations business including product development, manufacturing, quality, supply chain and global real estate functions. Prior to joining Alexion, she was Vice President of Operations at Gilead Sciences.Ms. O’Neill serves as an Independent Director on the boards of ICON, DBV Technologies and Hookipa Pharma. She is also on the Board of Ireland’s National Institute for Bioprocessing Research & Training (NIBRT) and serves as the Chairperson of the Strategic Advisory Board at the School of Pharmacy, Trinity College Dublin.

The Board of Directors recommend a vote for the approval of Resolutions 1 to 6.

Resolutions 7 and 8: Appointment of auditors and determination of auditors’ remuneration

KPMG LLP has indicated its willingness to act as the Company’s auditors. Accordingly, Resolution 7 is an ordinary resolution to re-appoint KPMG LLP, an English registered limited liability partnership, as the Company’s statutory auditor in the UK to serve until the next AGM of the Company.

Resolution 8 is an ordinary resolution giving the Company’s Audit Committee authority to determine the auditors’ remuneration for the fiscal years ending 31 December 2020 and 31 December 2021.

The Board of Directors recommend a vote for the approval of Resolutions 7 and 8.

Resolution 9: Amendment to Articles of Association

In order to amend its articles of association, the CA 2006 first requires the Company’s shareholders to approve any amendments by way of a special resolution. Resolution 12 is a special resolution and permits the Company to amend its articles of association to rectify a minor typographical error relating to the conversion of its non-voting A ordinary shares to voting ordinary shares and the way in which those non-voting A ordinary shares are deemed to consent to the changes in their rights when they are converted to voting ordinary shares. Article 11.4(a) of the Company’s currently in force articles of association (the “Current Articles”) incorrectly refers to section 631(2)(a) of the CA 2006. The Company intends to amend Article 11.4(a) of the Current Articles to correctly refer to section 630(2)(a) of the CA 2006. The Company does not intend to make any further amendments to the Current Articles at this time, and the amendment does not alter the rights, or have any effect on, the Company’s voting ordinary shares.

The Board of Directors recommend a vote for the approval of Resolution 9.

SHAREHOLDER NOTES

VOTING – ADS Holders

You are entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs if you or your brokerage firm, bank or nominee is registered as a holder of ADSs at 17:00 Eastern Standard Time on May 19, 2021 (the “Record Date” for ADS holders).

Beneficial Holders:

If you hold ADSs through a brokerage firm, bank or nominee on 19 May 2021, the materials for ADS holders, including the ADS proxy card, will be sent to that organisation. The organisation holding your account is considered the ADS holder of record. Please reach out to that organisation to provide your voting instructions.

Registered Holders:

If your ADSs are registered under your name directly with The Bank of New York Mellon’s Transfer Agent, Computershare, you will receive the ADS proxy card and materials directly to the address as maintained in your account with Computershare.

Please note that ADS proxy cards submitted by ADS holders must be received by The Bank of New York Mellon, no later than 17:00 Eastern Standard Time on Friday, 18 June 2021.

The Bank of New York Mellon will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

Contacts for ADS holders

For beneficial holders, if you have queries about how you can deliver voting instructions, please contact your brokerage firm or bank who is holding the ADSs on your behalf under a nominee name.

For registered holders whose ADSs are registered under their own name, please contact The Bank of New York Mellon — ADR Shareholder Services at tel: +1-888-269-2377 (toll free within the United States) or +1-201-680-6825 (for international callers) or by email: shrrelations@cpushareownerservices.com.

OTHER INFORMATION

A copy of this Notice of AGM and other information required by section 311 of the CA 2006 can be found at www.achillestx.com, as well as form of proxy (all available in the Investors section of the website).

Information rights

Under the Act, there are a number of rights that may now be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications directly from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with section 146 CA 2006 (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications directly from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the meeting, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the Act and writes to you directly for a response.

Shareholder requisition rights

Members satisfying the thresholds in section 338 CA 2006 can require the Company:

a.

to give, to members of the Company entitled to receive notice of the annual general meeting, notice of a resolution which may properly be moved, and which those members intend to move, at the meeting; and

b.

to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may properly be included in the business at the meeting, provided in each case that the requirements of those sections are met and provided that the request is received by the Company not later than six clear weeks before the meeting or if later the time at which notice is given of the meeting.

Total voting rights and share capital

As at 25 May 2021 (the latest practicable date before the publication of this Notice of AGM), the issued share capital of the Company was 38,987,122 ordinary shares, 1,616,367 Class A non-voting ordinary shares and one deferred share.

ACHILLES THERAPEUTICS PLC

(the “Company”)

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number: 13027460)

Notice of Annual General Meeting for 2021

Notice is hereby given that the 2021 Annual General Meeting (“AGM”) of the Company will be held at 245 Hammersmith Road, London W6 8PW, United Kingdom on Monday, 28 June 2021 at 17:00 UK time (12:00 Eastern Time) to transact the following business:

ORDINARY RESOLUTIONS

To consider and, if thought fit, pass Resolutions 1 to 8 (inclusive) which will be proposed as ordinary resolutions:

1.	To re-elect as a director, Edwin Moses, who retires by rotation in accordance with the Articles of Association.

2.	To re-elect as a director, Iraj Ali, who retires by rotation in accordance with the Articles of Association.

3.	To re-elect as a director, Carsten Boess, who retires by rotation in accordance with the Articles of Association.

4.	To re-elect as a director, Derek DiRocco, who retires by rotation in accordance with the Articles of Association.

5.	To re-elect as a director, Michael Giordano, who retires by rotation in accordance with the Articles of Association.

6.	To re-elect as a director, Julie O’Neill, who retires by rotation in accordance with the Articles of Association.

7.

To re-appoint KPMG LLP, an English registered limited liability partnership, as UK statutory auditors of the Company, to hold office until the conclusion of the next annual general meeting of shareholders.

8.	To authorise the Company’s Audit Committee to determine our auditors’ remuneration for the fiscal year ending 31 December 2020.

SPECIAL RESOLUTION

To consider and, if thought fit, pass Resolution 9 which will be proposed as a special resolution:

9.

With effect from the conclusion of the meeting the articles of association of the Company be amended by deleting article 11.4(a) in its entirety and replacing it with the following new article 11.4(a):

“11.4(a) convert the Conversion Shares into Ordinary Shares and the holders of the Company’s A Ordinary Shares will be deemed to have consented to such Conversion in accordance with section 630(2)(a) of the Act; and”

By order of the Board

Edwin Moses

Chairman

26 May 2021

Registered Office: 245 Hammersmith Road, London W6 8PW, United Kingdom

Notice of Meeting - Further Notes

1.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), specifies that only those members registered in the Register of Members of the Company at 17:00 (UK time) on 25 June 2021 (or if the Meeting is adjourned, members entered on the Register of Members of the Company not later than 17:00 (UK time) on the date which is two working days before the date of the adjourned Meeting) shall be entitled to attend, speak and vote at the Annual General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the Register of Members of the Company after this time shall be disregarded in determining the rights of any person to attend, speak or vote at the Meeting.

2.

Subject to paragraph 11, below, a member entitled to attend, speak and vote at the Meeting is entitled to appoint a proxy to exercise all or any of his/her rights to attend, speak and to vote instead of him/her. A proxy need not be a member of the Company but must attend the Meeting in person. If a member wishes his/her proxy to speak on his/her behalf at the Meeting he/she will need to appoint his/her own choice of proxy (not the Chairman) and give his/her instructions directly to them. Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the Meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the Meeting in person, the proxy appointment will automatically be terminated.

3.

A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the form of proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chairman as one of your multiple proxies, simply write “the Chairman of the Meeting”.

4.

A form of proxy is enclosed and details of how to appoint and direct a proxy to vote on each resolution are set out in the notes to the form of proxy. To be valid the form of proxy must be completed and signed, and lodged with the Company at 245 Hammersmith Road, London W6 8PW, marked for the attention of the Company Secretary, no later than 17:00 (UK time) on 24 June 2021 and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the Meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a Company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the Company or an attorney for the Company. You can only appoint a proxy using the procedures set out in these notes and the notes to the form of proxy.

5.

In the case of joint holders, the signature of only one of the joint holders is required on the form of proxy. In the event that more than one of the joint holders purports to appoint a proxy, the appointment submitted by the first named holder on the Register of Members of the Company will be accepted to the exclusion of the other joint holder.

6.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same shares. It is therefore no longer necessary to nominate a designated corporate representative.

7.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID: BO011) no later than

48 hours (excluding non-working days) before the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution, and if no voting indication is given, a proxy may vote or abstain from voting at his/her discretion. A proxy may vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.

9.

In order to revoke a proxy instruction a member will need to send a signed hard copy notice clearly stating your intention to revoke a proxy appointment to the Company at 245 Hammersmith Road, London W6 8PW, marked for the attention of the Company Secretary, together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member, which is a company, the notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

11.

In light of the Covid-19 pandemic and the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings, other than the presence of those persons to be arranged by the Company at the AGM and notwithstanding the foregoing Notes, members and their proxies (other than the Chairman or Chief Executive Officer) will not be allowed to attend the Meeting in person. Members’ attention is drawn to the letter from the Chairman of the Company dated 26 May 2021.

12.

If an ADR holder wishes to listen to the AGM broadcast, please email your name (and name of the shareholder or ADR holder you represent, if applicable), address and email ID to shares@achillestx.com with ‘2021 AGM broadcast’ in the title line. The Company will email the access details directly to the ADR holder to listen to the proceedings in the AGM. The email must be received by the Company no later than 17:00 UK time (12:00 Eastern Time) on 14 June 2021 in order for the ADR holder to be entitled to access the broadcast. Please note that ADR holders will not be able to vote as part of the AGM broadcast and, as a result, you are strongly encouraged to submit a proxy form to ensure that you are able to participate in the business of the meeting.

13.

Except as provided above, members who have general queries about the Annual General Meeting should write to the Company Secretary, Daniel Hood, at the address of our registered office or by email: shares@achillestx.com. You may not use any electronic address provided either in this notice of Annual General Meeting or any related documents (including the annual report and accounts and proxy form) to communicate with the Company for any purposes other than those expressly stated.